EVERGREEN BANCORP, INC.

1995 DIRECTORS STOCK OPTION PLAN

ARTICLE I. Purpuse

The purpose of the Evergreen Bancorp, Inc. (henceforth the “Bank”) 1995 Directors Stock Option Plan (henceforth the “Plan”) is to advance the interests of the Bank and its shareholders by aiding the Bank in attracting, retaining and motivating high quality directors for the Bank.

ARTICLE II. Definitions

1.	“Affiliate” means:

4.1	A member of a controlled group of corporations of which the Bank is a member or;

4.2
An unincorporated trade or business which is under common control with the Bank as determined in accordance with Section 414(c) of the Internal Revenue Code of 1986, as amended (henceforth the “Code”) and regulations issued thereunder.

For purposes hereof, a “controlled group of corporations” shall mean a controlled group of corporations as defined in Section 1563(a) of the Code determined without regard to Section 1563(a)(4) and (e)(3)(C) of the Code.

2.	“Award” means the grant of a Stock Option under the Plan.

3.	“Board” means the Board of Directors of the Bank.

4.	“Change in Control” means, for the purposes of the Plan, an event of the nature that:

4.1
Would be required to be reported in response to Item 1(a) of the current report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (henceforth the “Exchange Act”); or,

4.2
Results in a Change in Control of the Bank within the meaning of the Change in Bank Control Act, as amended and the Rules and Regulations promulgated by the Federal Deposit Insurance Company (henceforth the “FDIC”) at 12 C.F.R. Section 303.4(a) as in effect on the date hereof; or,

4.3	Without limitation such a Change in Control shall be deemed to have occurred at such time as:

a.
Any “person” (as the term is used in Section 13(d) and 14(d) of the Exchange Act), or group of persons acting in concert, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of any class of equity securities of the Bank representing 25% or more of a class of equity securities except for any securities purchased by the by the Bank’s employee stock ownership plan and trust; or,

b.
Individuals who constitute the Board on the date hereof (the “Incumbent Board”) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board, or whose nomination for election by the Bank’s shareholders was approved by the Nominating Committee serving under an Incumbent Board, shall be considered as though he were a member of the Incumbent Board for purposes of this clause (b); or,

c.	A plan of reorganization, merger, consolidation, sale of all or substantially all the assets of the Bank or similar transaction occurs in which the Bank is not the resulting entity; or,

d.
A plan of reorganization, merger, consolidation, sale of all or substantially all of the assets of the Bank is adopted by the stockholders of the Bank, by someone other than the current management of the Bank, seeking stockholder approval of a plan or similar transaction with one or more corporations as a result of which the outstanding shares of the class of securities then subject to such plan or transaction would be exchanged for or converted into cash or property, securities not issued by the Bank or any combination thereof; or,

e.	A tender offer is made for 25% or more of the voting securities of the Bank then outstanding.

5.	“Code” means the Internal Revenue Code of 1986, as amended.

6.	“Common Stock” means the $3.33-1/3 par value common stock of the Bank.

7.	“Date of Grant” means the date an Award is made to a Participant.

8.
“Disability” means any physical or mental condition which may reasonably be expected to be permanent and which renders the Member incapable of continuing as an employee for his customary Hours of Employment, provided, however, that such disability originated while the Member was in the active service of the Employer and (1) did not arise while engaged in or as a result of having engaged in an illegal or criminal act or an act contrary to the best interests of the Employer or (2) did not result from habitual drunkenness or addiction to narcotics or a self-inflicted injury while sane or insane or (3) did not result from voluntary or involuntary service in the Armed Forces of the United States, any of its allies or any other foreign country which prevents a return to employment with the Employer, and for which the Employee receives a military pension. To aid the Committee in determining whether such disability exists, the Committee may require, as a condition precedent to the receipt of any benefits hereunder, that the Employee submit to examinations by one or more duly licensed and practicing physicians selected by the Committee.

9.	“Fair Market Value” means the closing price of the Common Stock of the Bank on the date such Common Stock is to be valued.

10.	“Normal Retirement” means a Participant termination from Board service after the Participant’s 70th birthday.

11.	“Participant” means a non-employee Director of the Bank.

12.	“Plan Year” means a calendar year commencing on or after January 1, 1995.

13.
“Stock Option” shall mean a right granted to a Participant to purchase Common Stock of the Bank at a specified price (the “Strike Price”) for a specified period. All Stock Options granted under this Plan are Non-Qualified Stock Options which are not intended to comply with Section 422 of the Internal Revenue Code of 1986 as amended.

14.
“Termination for Cause” means the termination upon an intentional failure to perform stated duties or breach of a fiduciary duty involving personal dishonesty, or willful violation of any law, rule or regulation or order of a court or governmental agency (other than traffic violations or similar offenses).

ARTICLE III. Administration

1.	The Plan shall be administered by the Executive Vice President and Chief Administrative Officer (henceforth the “Administrator”).

2.
Subject to the express provisions and limitations of the Plan as stated herein, the Administrator may adopt such procedures as he/she deems appropriate for the proper administration of the Plan and make whatever determinations and interpretations he/she deems to be necessary or advisable in connection with such administration.

3.	The Administrator may take no action which would reduce or eliminate any previously vested benefit of any Participant under this Plan without the written consent of the Participant.

ARTICLE IV. Participation

1.
Each Plan Year, each Participant shall receive a grant of 200 Stock Options, effective immediately following the Annual Shareholders’ meeting, to those directors then in office, and pro-rated if a director is elected other than at the Annual Shareholders’ meeting.

ARTICLE V. Stock Options

1.	All Stock Options granted under this Plan shall be Non-Qualified Stock Options.

2.	The strike price for Stock Options shall be equal to the Fair Market Value of the Common Stock on the Date of Grant.

3.	All Stock Options shall be exercisable for 10 years following the Date of Grant, except as otherwise provided in this Section V.

4.	Subject to paragraph V.G. below, all Stock Options shall become fully exercisable on the first anniversary of the Date of Grant.

5.
Stock Options may be exercised, by tendering cash, a certified check, Common Stock then owned by the participant or any combination thereof, to the office of the Secretary of the Bank, provided that any shares of Common Stock tendered which were acquired through a previous Stock Option exercise were held by the Participant for at least six months from the date the Award pursuant to which they were acquired was granted.

6.
Stock Options shall be exercisable for their remaining term following death or Disability or Normal Retirement. If a Participant ceases to be a Director of the Bank for any other reason, other than Cause, Stock Options shall be exercisable for three years following the Director’s end of service on the Board. If the Director is removed for Cause, all Stock Options shall be immediately canceled. Not withstanding the foregoing, Stock Options shall in no event be exercisable for more than ten years following the Date of Grant.

7.	All Stock Options shall become immediately vested and exercisable in the event of a Change in Control of the Bank.

ARTICLE VI. Designation of Beneficiary

A Participant may designate a person or persons to receive or exercise, in the event of the Participant’s death, an Award to which the Participant would have been entitled. Such designation will be made upon forms supplied by and delivered to the Bank and may be revoked in writing. If a Participant fails to effectively designate a beneficiary, then the Participant’s estate, or legal representative, will be deemed to be the beneficiary.

ARTICLE VII. Miscellaneous Provisions

1.
Amendment--The Board of Directors may at any time, and from time to time, modify or amend the Plan, provided, however, the Plan may not be amended more than once during any six-month period to comply with Section 16 requirements.

2.
Termination--The Board may at any time terminate the Plan, provided that such termination shall not adversely affect the rights of a Participant relating to any previously granted Award without such participant’s consent.

3.	Applicable Law--The Plan will be administered in accordance with the laws of the State of New York to the extent not governed by relevant provisions of federal law.

4.	Shares Authorized--The Bank shall be authorized to make Awards of Stock Options to Purchase up to 30,000 Shares of Common Stock.

5.
Recapitalization--In the event of a recapitalization in the form of stock dividend, split, distribution, subdivision or combination of Common Stock of the Company, resulting in a change in the number of shares of Common Stock outstanding, the Committee shall make the appropriate adjustment in the number and exercise price of shares subject to the Plan, Options and Conditional Shares outstanding.

ARTICLE VIII. Effective Date of the Plan

The Plan shall become effective upon the date on which it is approved by a majority vote of the shareholders of record of the Bank at the 1995 annual meeting. The Plan shall terminate on the tenth anniversary of said approval, or such earlier date as determined by the Board.